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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-44622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 there under

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Payden & Rygel Distributors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Grand Avenue, 32nd Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Hersh — 213-625-1900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street	**Los Angeles**	**CA**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/14

OATH OR AFFIRMATION

I, Bradley Hersh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Payden & Rygel Distributors, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

attached
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) ~~Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
(x) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)
Year Ended December 31, 2013
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better working world

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

February 27, 2014

Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

RE: Year-End Financial Statements

Enclosed please find two copies of the Annual Audited Financial Statements for Payden & Rygel Distributors for fiscal year ending December 31, 2013, including a letter of opinion from our accountants, Ernst & Young LLP.

Please do not hesitate to contact our office if there are any questions or if any additional information is needed.

Sincerely,

Bradley Hersh
Chief Financial Officer

Enclosure

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California)
) ss.
County of Los Angeles)

On February 25, 2014, before me, Kathlene Dietz, Notary Public, personally appeared

Bradley Hersh,

who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

KATHLENE DIETZ
Commission # 1929810
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2015

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public

Description of Attached Document

Title or Type of Document: Annual Audited Report, Form X-17A-5, Part III

Document Date: February 25, 2014 Number of Pages: 2

Signer(s) Other Than Named Above: None

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Financial Statements
and Supplemental Information

Year Ended December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm....1

Financial Statements

Statement of Financial Condition....3
Statement of Operations....4
Statement of Changes in Shareholder's Equity....5
Statement of Cash Flows....6
Notes to Financial Statements....7

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1....10
Statements Regarding Rule 15c3-3....11

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)....12

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Fax: +1 213 977 3729
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Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
Payden & Rygel Distributors

We have audited the accompanying financial statements of Payden & Rygel Distributors (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payden & Rygel Distributors as of December 31, 2013, and the results of its

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operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 26, 2014

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	65,000
Distribution fee receivable		108,116
Due from Parent		46,868
Prepaid expenses		38,542
Total assets	$	258,526
Liabilities and shareholder's equity		
Total liabilities	$	–
Shareholder's equity:		
Common stock, $10 par value:		
1,000,000 authorized, 250 issued and outstanding		2,500
Additional paid-in capital		322,699
Accumulated deficit		(66,673)
Total shareholder's equity		258,526
Total liabilities and shareholder's equity	$	258,526

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Operations

Year Ended December 31, 2013

Distribution fee revenue	$ –
Service fee income from Parent	92,478
General and administrative expenses	(92,478)
Income before income tax	–
Income tax	–
Net income	$ –

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2012	$ 2,500	$ 322,699	$ (66,673)	$ 258,526
Net income			–	–
Balance at December 31, 2013	**$ 2,500**	**$ 322,699**	**$ (66,673)**	**$ 258,526**

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Cash Flows

Year Ended December 31, 2013

Operating activities	
Net income	$ –
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in distribution fees receivable	33,623
Increase in due from Parent	(40,428)
Decrease in prepaid expenses	6,805
Net cash used in operating activities	–
Cash at beginning of year	65,000
Cash at end of year	$ 65,000

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Notes to Financial Statements

December 31, 2013

1. Organization

Payden & Rygel Distributors, a California corporation (the Company), was incorporated on February 13, 1992, and is a wholly owned subsidiary of Payden & Rygel (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulatory Authority. The Company serves as distributor of shares of the Payden & Rygel Investment Group, a series of mutual funds (collectively, the Funds). The Company assists the Funds in marketing and advertising the availability of Fund shares and enters into agreements with third-party broker-dealers to assist in the distribution of Fund shares. Purchases of Fund shares are made through these third-party broker-dealers or directly from the Funds themselves. Proceeds from the sale of the Funds' shares are deposited directly with the Funds' transfer agent and are not maintained in any customer account with the Company.

As the Company does not carry customer accounts nor perform custodial functions related to customer securities, it is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. The following is a summary of significant accounting and reporting policies:

Revenue Recognition

As the distributor of shares of the Funds, the Company receives distribution fees from certain Funds which are recorded when earned. Distribution fees are based on a percentage of average net assets in these Funds.

The Company also earns fee revenue under an agreement with the Parent. See Note 5.

2. Summary of Significant Accounting Policies (continued)

General and Administrative Expenses

General and administrative expenses consist of registration, marketing, and professional fees, and are expensed as incurred.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At December 31, 2013, the Company had net capital, as defined, of $65,000, which was $60,000 in excess of its net required capital of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2013.

4. Income Taxes

The Company files its tax return on a consolidated basis with the Parent and has a tax-sharing agreement to compute income tax expense/benefit on a pro-rata basis. Tax years 2010 through 2013 are subject to examination by the federal taxing authority. There are no income tax examinations currently in progress.

Income taxes are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

No income tax is recorded for the year ended December 31, 2013. As of December 31, 2013, the Company has a net deferred tax asset of $0. The net deferred tax asset is comprised of a gross deferred tax liability in the amount of $68,185 related to the distribution fee receivable and prepaid expenses, and a gross deferred tax asset in the amount of $68,185 relating to amounts due from parent and a net operating loss carryforward. The net operating loss carryforward relates to operating losses generated at the Company, and used by the Parent to offset its income in the consolidation return, for which the Company has not received benefit.

5. Related Parties

The Company has an agreement with its Parent whereby the Parent may pay the Company a fee in connection with the expenses incurred by the Company. The amount and timing of payment are at the discretion of the Parent, but shall not exceed the total expenses incurred by the Company, and the timing of payment shall be such that the Company always maintains capital in excess of all regulatory requirements. Amounts due from the Parent are noninterest bearing. The Company recognized $92,478 as service fee income from the Parent in the current year statement of operations.

In addition, the agreement allows the Company to transfer all or a portion of the distribution fee the Company receives from certain Funds to the Parent. The Company transferred $496,321 of distribution fee income to the Parent in the current year statement of operations.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

7. Subsequent Events

The Company has evaluated subsequent events through the issuance date of the financial statements, and determined no other events have occurred that require disclosure.

Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Computation of net capital		
Total shareholder's equity from statement of financial condition		$ 258,526
Deductions:		
Nonallowable assets:		
Distribution fee receivable	$ 108,116	
Due from Parent	46,868	
Prepaid expenses	38,542	
Other deductions	–	
Total nonallowable assets		193,526
Net capital		$ 65,000
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ –
Minimum dollar net capital requirement		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 60,000
Computation of aggregate indebtedness		
Total aggregate indebtedness included in statement of financial condition		$ –
Ratio of aggregate indebtedness to net capital		0%

There were no material differences between the above computation and the corresponding schedule included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2013.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statements Regarding Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2013

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   The Company is exempt from Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(1) exemptive provision.

See accompanying report of independent registered public accounting firm.

Supplementary Report

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Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Payden & Rygel Distributors

In planning and performing our audit of the financial statements of Payden & Rygel Distributors (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

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statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2014

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